21st Century Technologies, Inc.
                        2513 E Loop 820 N
                     Ft. Worth, TX 76118

September 14, 1998

Mr. Ellis Merschoff
Regional Administrator
NRC Region IV
611 Ryan Plaza Dr Suite 400
Arlington, TX 76011                         License Number 42-23850-02E

Dear Mr. Merschoff,

As you are aware, pursuant to the May 5, 1996, Confirmatory Order issued by the U.S. NRC to IWI, IWI is required to conduct periodic audits by an independent third party auditor. The Order also gives the Regional Administrator, Region IV, authority to relax or rescind any of the Order conditions upon a showing of good cause by the licensee.

Since the issuance of the Order, audits have been conducted by Dr. John M. Montgomery. All requirements of the Order have been met and we have put improvements in place in our operation above and beyond those required by the government. In addition, we have received multiple inspections from government entities, including the State of New Mexico, the State of Texas, and of course, the U.S. NRC. That extraordinary level of oversight over the past two years has shown that our company can and will comply with all government regulations. I can assure you that the concerns expressed by the NRC that resulted in the above Order no longer apply to the conduct of our operations. We fully understand the significance of compliance with our license and the regulations; and we are fully committed to assure that compliance, regardless of the level of external oversight involved.

Therefore, pursuant to the provisions of the Order, we are requesting that you rescind the provision for periodic audits by an independent outside auditor. We will continue to comply with all other provisions of the Order, including continuing initial and refresher training. Our auditor, Dr. Montgomery, has recommended that we make this request. It is his belief that continuing this practice is unnecessary and unnecessarily costly. We remain under periodic State of Texas and NRC monitoring, which we believe provides adequate assurance of public health and safety. We recognize our responsibility to assure cognizance of and compliance with all regulatory requirements. Continued auditing will not further that objective.

If you have any questions regarding this request, please let me know.


Sincerely

 /s/ Patricia Wilson

Patricia Wilson
President